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                                             Filed by Pride International, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                     Subject Company: Pride International, Inc.
                                                   Commission File No.: 1-13289
                               Subject Company: Marine Drilling Companies, Inc.
                                                   Commission File No.: 1-14389


FORWARD LOOKING STATEMENTS AND INVESTOR NOTICE
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This document includes statements that may be deemed to be "forward-looking"
statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this document that address activities or events Pride International, Inc. or Marine Drilling Companies, Inc. believe will or may occur in the future or estimates are forward-looking statements. Such statements include but are not limited to the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the tax-free status of the transaction, expected closing date of the transaction, any other effect or benefit of the transaction, market prospects, levels of future indebtedness and future spending by exploration and production companies. Pride International, Inc. and Marine Drilling Companies, Inc. strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses; costs, delays and other difficulties related to the merger; closing conditions not being satisfied; general market conditions prevailing in the marine drilling industry (including dayrates and utilization) and various other trends affecting the marine drilling industry; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future price of oil and gas; and other factors detailed in Pride International's and Marine Drilling's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Additional information regarding the transaction can be found in both companies' Current Reports on Form 8-K filed May 25, 2001.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the SEC by Pride International, Inc. and Marine Drilling Companies, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Pride International, Inc. and Marine Drilling Companies, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the joint
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proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Robert W. Randall, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, Phone: 713 789-1400, Fax:
713 952-6916; or T. Scott O'Keefe, Senior Vice President and Chief Financial Officer, Marine Drilling Companies, Inc., One Sugar Creek Center Blvd., Suite 600, Sugar Land, Texas 77478, Phone: 281 243-3000, Fax: 281 243-3080.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Pride International and Marine Drilling shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Pride International, Inc. and Marine Drilling Companies, Inc. on May 24, 2001.

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[PRIDE INTERNATIONAL LOGO]                               [MARINE DRILLING LOGO]


                                  NEWS RELEASE

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                 PRIDE AND MARINE RECEIVE DEPARTMENT OF JUSTICE
                              CLEARANCE OF MERGER

     HOUSTON and SUGAR LAND, TEXAS (July 11, 2001) - Pride International, Inc. (NYSE: PDE) and Marine Drilling Companies, Inc. (NYSE: MRL) today announced that they have received early termination of the waiting period applicable to their proposed merger under the Hart-Scott-Rodino Antitrust Improvements Act.

     Pride International, Inc. headquartered in Houston, Texas, is one of the world's largest drilling contractors. The Company provides offshore drilling, land drilling and related services in more than 20 countries, operating a diverse fleet of 305 rigs, including two ultra-deepwater drillships, nine semisubmersible rigs, 19 jackup rigs, 29 tender-assist, barge and platform rigs, as well as 246 land rigs.

     Marine Drilling Companies, Inc. is an offshore drilling contractor with a fleet of 17 offshore drilling rigs and one jackup rig currently configured as an accommodation unit. The drilling rig fleet, operating in the U.S. Gulf of Mexico and select international markets, consists of 15 jackups and two deepwater semisubmersibles.

CONTACTS FOR PRIDE INTERNATIONAL          CONTACTS FOR MARINE DRILLING
--------------------------------          ----------------------------
Paul A. Bragg                             Jan Rask
President and Chief Executive Officer     President and Chief Executive Officer
or                                        or
Earl W. McNiel                            T. Scott O'Keefe
Vice President and                        Sr. Vice President and
Chief Financial Officer                   Chief Financial Officer
713-789-1400                              281-243-3000